Exhibit 21.1

 Subsidiaries of Greenwave Technology Solutions, Inc.

Subsidiary	Jurisdiction
MassRoots Blockchain Technologies, Inc.	Delaware
Odava, Inc.	Delaware
DDDigtal LLC	Colorado
MassRoots Supply Chain, Inc.	Delaware
Liverman Metal Recycling, Inc.	North Carolina
Empire Services, Inc.	Virginia